Exhibit 99.1

Not for release to US wire services or distribution in the United States

Alterity Therapeutics Successfully Completes Securities Purchase Plan (SPP)

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 2 February 2024: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today announced that its Securities Purchase Plan (SPP) has been successfully completed and closed on 25 January 2024. The SPP was approved by shareholders at the Extraordinary General Meeting (EGM) on 29 December 2023.

The Company is pleased to report that participation in the SPP was oversubscribed by Eligible Shareholders. Approximately A$577,000 in oversubscriptions have been scaled back to the A$2 million maximum approved by shareholders according to the SPP Prospectus issued on 29 December 2023.

“We are very grateful for the continued support from our existing shareholders as their participation in the SPP enabled us to raise the maximum amount in this offering,” said, David Stamler, M.D., Chief Executive Officer of Alterity. “This funding will primarily support the continued progress in our two Phase 2 clinical trials in Multiple System Atrophy as we seek to offer a new treatment to individuals with this devastating disease. We appreciate the confidence from our shareholders to continue this mission.”

The SPP offer was only available to shareholders with a registered address in Australia or New Zealand at the record date of 7.00 pm on 21 November 2023. As the SPP was oversubscribed by eligible shareholders, there were no shortfall shares to be allocated to institutional investors referred to in the announcement dated 11 January 2024.

The number of securities to be issued to SPP participants on 2 February 2024 following the scale- back and pursuant to ASX Listing Rule 7.1, and which are within the volumes approved by shareholders at the EGM, are:

●	571,428,556 SPP Shares at A$0.0035 (0.35 Australian cents) per SPP Share (ASX:ATH); and

●	571,428,556 unlisted Short-Dated Options (each with an exercise price of A$0.007, expiring on 31 August 2024) (ASX: ATHAAI); and

●	190,476,123 listed Long-Dated Options (each with an exercise price of A$0.01, expiring on 31 August 2026) (ASX: ATHO).

As set out in the SPP Prospectus, the scale-back has been applied on a pro-rata basis, based on the size of an applicant’s shareholding as at the Record Date. In addition to the $30,000 maximum for each Eligible Shareholder, the scale-back has resulted in the number of SPP Shares issued to each Eligible Shareholder being capped at approximately 31 times (subject to rounding) the number of shares held at the Record Date. The Company will refund to applicants the difference between the application monies received by the Company and application monies payable for the number of SPP Shares actually issued to the applicant.

Key Dates for the SPP

Event	Time and Date (AEST)
Allotment of Shares and Options under the SPP	Fri 2 February
Normal trading of SPP shares and listed long-dated options and dispatch of holding statements	Mon 5 February

Note: The timetable above is indicative only and subject to variation. The Company reserves the right to alter the timetable as its absolute discretion and without notice, subject to the ASX Listing Rules and Corporations Act 2001 (Cth).

The proceeds from this financing will provide funding support for Alterity’s Phase 2 clinical trials in Multiple System Atrophy (MSA), planning for a potential Phase 3 clinical trial in MSA, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

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